EXHIBIT 99.2

ARMADA Oil, INC

Unaudited Pro Forma Combined FINANCIAL INFORMATION

The following unaudited pro forma combined financial information reflects the historical results of Armada Oil, Inc. (“Armada”) as adjusted on a pro forma basis to give effect to Armada’s merger with the operating subsidiaries of Mesa Energy Holdings, Inc. (“Mesa”) (the “Acquisition”). This Acquisition is described further below.

On November 14, 2012, Armada entered into an asset purchase agreement and plan of reorganization with Mesa and Mesa Energy, Inc. (“MEI”), whereby Armada will acquire from Mesa 100% of the shares of MEI. When the Acquisition is closed, MEI and its subsidiaries will become wholly owned subsidiaries of Armada and the stockholders of Mesa will receive 0.40 shares of Armada stock in exchange for each share of Mesa common stock held by them prior to consummation of the Acquisition. An estimated aggregate of 33.7 million shares of Armada’s common stock will be issued in the exchange for all of the issued and outstanding shares of Mesa (84 million shares). After the 33.7 million Armada shares are issued, the historical Mesa stockholders will own an estimated 62% of Armada. The Acquisition will result in a change of control whereby Mesa stockholders will own a majority of Armada’s common stock. Accordingly, under the acquisition method of accounting, Mesa is the accounting acquirer and Armada is the legal acquirer. Armada recorded the purchase price as follows:

Purchase Price
Armada’s 38% of outstanding common stock post-acquisition	21,094,633
Armada common stock at fair value as of November 13, 2012	$0.85
Fair value of common stock in share exchange	17,930,438

Add: Estimated Fair Value of Liabilities Assumed:
Accounts payable	$1,880,041
Asset retirement obligations	65,263
Accrued expense	5,383
Amount attributable to liabilities assumed	1,950,687
Total purchase price	$19,881,125

Estimated Fair Value of Net Assets Acquired:
Current assets	$264,599
Deferred tax assets	1,954,742
Other assets	50,000
Oil and gas properties	17,611,784
Amount attributable to net assets acquired	$19,881,125

The unaudited pro forma combined balance sheet is based on the unaudited September 30, 2012 balance sheet of Mesa and the unaudited December 31, 2012 balance sheet of Armada and includes pro forma adjustments to give effect to the Acquisition as if it occurred on December 31, 2012. The unaudited pro forma combined statements of operations for the year ended December 31, 2011, and the nine months ended September 30, 2012 and December 31, 2012, are based on the audited statements of operations of Mesa and Armada for the years ended December 31, 2011 and March 31, 2012, respectively, and the unaudited statements of operations of Mesa for the nine months ended September 30, 2012 and Armada for the nine months ended December 31, 2012, and include pro forma adjustments to give effect to the Acquisition as if it occurred at the beginning of the periods presented.

The pro forma adjustments reflecting the Acquisition under the acquisition method of accounting are preliminary and include the use of estimates and assumptions as described in the related notes. The pro forma adjustments are based on information available to management at the time these pro forma combined financial statements were prepared. The Company believes the estimates and assumptions used are reasonable and the significant effects of the transaction are properly reflected. However, the estimates and assumptions are subject to change as additional information becomes available. The pro forma statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the Acquisition.

These unaudited pro forma combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the results that actually would have occurred had the transactions been in effect on the dates or for the periods indicated, or of results that may occur in the future. The Pro Forma Statements should be read in conjunction with (a) the historical consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in Mesa’s Annual Report on Form 10-K for the year ended December 31, 2011 and in Mesa’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, (b) the historical consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in Armada’s Annual Report on Form 10-K for the year ended March 31, 2012, and in Armada’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2012.

ARMADA OIL, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

September 30, 2012 and December 31, 2012

(unaudited)

	Mesa Energy	Armada Oil,	Pro forma		Pro Forma
	Holdings, Inc.	Inc.	adjustments		Combined

Assets

Current assets
Cash and cash equivalents	$2,857,685	$227,274	$-		$3,084,959
Accounts receivable - oil and gas	1,832,355	-	-		1,832,355
Accounts receivable - other	157,819	-	-		157,819
Derivative assets, commodity contracts - current	111,300	-	-		111,300
Deferred financing costs - current	41,365	-	-		41,365
Deferred tax asset	6,643	-	-		6,643
Prepaid advances for oil and gas development	281,061	-	-		281,061
Prepaid expenses	76,820	37,325	-		114,145
Total current assets	5,365,048	264,599	-		5,629,647

Oil and gas properties, successful efforts accounting:
Proved properties subject to amortization - net	7,146,351	155,521	-		7,301,872
Unproved properties not subject to amortization	766,513	28,161,976	(10,824,592	)(A)	18,103,897
Support facilities and equipment - net	2,105,480	-	-		2,105,480
Land	48,345	118,879	-		167,224
Oil and gas properties, net	10,066,689	28,436,376	(10,824,592)		27,678,473

Property and equipment - net	227,685	-	-		227,685
Deferred tax asset - noncurrent	2,825,689	-	1,954,742	(B)	4,780,431
Deposits on assets retirement obligations	640,000	-	-		640,000
Other assets	4,013	50,000	-		54,013

Total assets	$19,129,124	$28,750,975	$(8,869,850)		$39,010,249

Liabilities and stockholders' equity

Current liabilities
Accounts payable - trade	$898,548	$1,880,041	$-		$2,778,589
Revenue payable	560,930	-	-		560,930
Accrued expenses	306,375	5,383	-		311,758
Accrued expenses - related parties	54,840	-	-		54,840
Deferred tax liability - current	23,431	-	-		23,431
Stock payable	-	-	-		-
Notes payable - current	71,834	-	-		71,834
Total current liabilities	1,915,958	1,885,424	-		3,801,382

Notes payable - noncurrent	5,195,963	-	-		5,195,963
Derivative liability, convertible debt - noncurrent	112,164	-	-		112,164
Deferred tax liability - noncurrent	47,790	-	-		47,790
Asset retirement obligations	3,458,506	65,263	-		3,523,769
Total liabilities	10,730,381	1,950,687	-		12,681,068

Commitments and contingencies

Stockholders' equity
Common stock	8,393	21,095	25,339	(C)	54,827
Additional paid-in capital	753,820	31,602,749	(25,339	)(C)	16,683,082
			(4,823,556	)(D)
			(10,824,592	)(A)
Deficit accumulated during the development stage	-	(4,823,556)	4,823,556	(D)	-
Retained earnings	7,636,530	-	1,954,742	(B)	9,591,272
Total stockholders' equity	8,398,743	26,800,288	(8,869,850)		26,329,181

Total liabilities and stockholders' equity	$19,129,124	$28,750,975	$(8,869,850)		$39,010,249

See notes to unaudited pro forma combined financial information

ARMADA OIL, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2011 and March 31, 2012

(Unaudited)

	Mesa Energy	Armada Oil,	Pro forma
	Holdings, Inc.	Inc.	Adjustments		Combined

Oil and gas sales	$6,941,354	$77,289	$-		$7,018,643

Operating expenses
Lease operating expense	2,830,241	145,450	-		2,975,691
Exploration cost	129,478	-	-		129,478
Depletion, depreciation, amortization, accretion and impairment	1,429,100	-	-		1,429,100
General and administrative expense	1,855,282	399,197	-		2,254,479
Gain on sale of oil and gas properties	(22,396)	-	-		(22,396)
Other operating expense	-	66,864	-		66,864
Total Operating expense	6,221,705	611,511	-		6,833,216

Income (loss) from operations	719,649	(534,222)	-		185,427

Other income (expense)
Interest income	2,886	-	-		2,886
Interest expense	(549,512)	-	-		(549,512)
Realized gain on commodity contracts	137,358	-	-		137,358
Unrealized gain on change in derivatives - commodity contracts	938,950	-	-		938,950
Unrealized gain (loss) on change in derivatives -convertible debt	(113,083)	-	-		(113,083)
Gain on settlement of accounts payable with common stock	286,041	-	-		286,041
Loss on conversion of debt - related party	(62,306)	-			(62,306)
Loss on Extinguishment of debt	(17,620)	-	-		(17,620)
Other income	25,803	-			25,803
Total other income	648,517	-	-		648,517

Net income (loss) before tax provision	$1,368,166	$(534,222)	$-		$833,944

Tax benfit	2,783,792	-	181,045	(B)	2,964,837

Net income (loss)	$4,151,958	$(534,222)	$181,045		$3,798,781

Basic earnings (loss) per common share	$0.07	$(0.05)			$0.09
Diluted earnings (loss) per common share	$0.06	$(0.05)			$0.08

Basic weighted average common shares outstanding	61,494,530	10,126,921	(27,762,339	)(F)	43,859,112
Diluted weighted average common shares outstanding	67,905,495	10,126,921	(31,608,918	)(G)	46,423,498

See notes to unaudited pro forma combined statement of operations

ARMADA OIL, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2012 and December 31, 2012

(Unaudited)

	Mesa Energy	Armada Oil,	Pro forma		Pro Forma
	Holdings, Inc.	Inc.	Adjustments		Combined

Oil and gas sales	$11,477,268	$57,758	$-		$11,535,026

Operating expenses
Lease operating expense	5,171,819	162,715	1,827,380	(E)	7,161,914
Environmental remediation expense	244,237	-	-		244,237
Exploration cost	233,089	-	-		233,089
Depletion, depreciation, amortization, accretion and impairment	1,215,448	59,875	-		1,275,323
General and administrative expense	2,542,226	1,036,593	-		3,578,819
Loss on settlement of asset retirement obligation	116,394	-	-		116,394
Other operating expense		-
Total Operating expense	9,523,213	1,259,183	1,827,380		12,609,776

Income (loss) from operating's	1,954,055	(1,201,425)	(1,827,380)		(1,074,750)

Other income (expense)
Interest income	7,789	17	-		7,806
Interest expense	(418,078)	(210)	-		(418,288)
Realized gain on commodity contracts	363,733	-	-		363,733
Unrealized gain on change in derivatives - commodity contracts	(938,606)	-	-		(938,606)
Unrealized gain (loss) on change in derivatives -convertible debt	(536,422)	-	-		(536,422)
Other income	4,380	-			4,380
Total other income	(1,517,204)	(193)	-		(1,517,397)

Net income (loss) before tax provision	$436,851	$(1,201,618)	$(1,827,380)		$(2,592,147)

Tax (provision)/benefit	(272,164)	-	1,028,891	(B)	756,727

Net income (loss)	$164,687	$(1,201,618)	$(798,489)		$(1,835,420)

Basic earnings (loss) per common share	$0.00	$(0.06)			$(0.03)
Diluted earnings (loss) per common share	$0.00	$(0.06)			$(0.03)

Basic weighted average common shares outstanding	83,712,000	20,564,914	(49,979,809	)(F)	54,297,105
Diluted weighted average common shares outstanding	85,485,306	20,564,914	(51,753,115	)(G)	54,297,105

See notes to unaudited pro forma combined statement of operations

NOTE 1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma combined financial statements of Armada were prepared using the acquisition method of accounting as set forth under applicable Financial Accounting Standards Board (“FASB”) accounting guidance for business combinations. Under this guidance, Mesa is the accounting acquirer and Armada is the legal acquirer. The pro forma information is based on the historical financial statements of Mesa and Armada.

The pro forma adjustments for the Acquisition are based on preliminary purchase price allocations and management estimates. Actual allocations will be based on final valuations, appraisals and other analyses of the fair value of the assets acquired and liabilities assumed.

NOTE 2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The accompanying unaudited pro forma combined financial statements have been prepared as if the Acquisition was completed on December 31, 2012 for balance sheet purposes and at the beginning of the periods presented, for statements of operations purposes and reflect the following pro forma adjustments:

A.	To record adjustment to fair value for the oil and gas properties acquired.

B.	Armada had previously provided a full valuation allowance for its deferred tax assets. As a result of the Acquisition, the deferred tax assets associated with Armada’s net operating losses and other tax attributes acquired are now expected to be utilized. Armada recorded the full tax effect related to the unaudited pro forma combined statements of operations presented.

C.	To record the common shares of Armada issued to Mesa at closing of the Acquisition.

D.	To eliminate Armada’s deficit accumulated during the development stage.

E.	Adjustment to eliminate capitalized amounts related to geological and geophysical costs from Armada’s historical financial statements in accordance with the successful method of accounting for oil and gas properties. Mesa follows the successful efforts method of accounting for oil and natural gas properties while, until the Acquisition closes, Armada follows the full cost method of accounting for oil and gas properties. Certain costs that are capitalized under the full cost method are expensed under the successful efforts method. These costs consist primarily of unsuccessful exploration drilling costs, geological and geophysical costs, delay rental on leases, abandonment costs and general and administrative expenses directly related to exploration and development activities. No adjustments were required to conform Armada’s historical accounting policies for depletion and impairment related to oil and natural gas properties from full cost to the successful efforts accounting.

F.	Adjustment to reflect 33,732,191 basic shares of Armada common stock to be issued in conjunction with the Acquisition of MEI from Mesa. For the year ended December 31, 2011 and March 31, 2012 for Mesa and Armada, respectively, the calculation of fully diluted weighted average shares outstanding excludes 14,000 options and 6,214,785 warrants exercisable into a total of 6,228,785 shares of Armada common stock at prices ranging from $1.25 to $4.15 per share, all of which are out of the money as of and for the twelve months ended March 31, 2012. Total estimated basic Armada shares outstanding for the period ended December 31, 2012 and the year ended March 31, 2012 are calculated as follows:

	Year Ended March 31, 2012	Nine Months Ended December 31, 2012
Armada shares outstanding to existing Armada stockholders	10,126,921	20,564,914
Shares to be issued to existing Mesa stockholders	33,732,191	33,732,191

Total estimated shares of Armada outstanding	43,859,112	54,297,105

G.	Adjustment to reflect 2,564,386 estimated potentially dilutive shares of Armada common stock for the potential conversion of Mesa’s convertible promissory notes and 33,732,191 basic shares to be issued in conjunction with the Acquisition of MEI from Mesa. Total estimated dilutive Armada shares outstanding for the period ended December 31, 2012 and the year ended March 31, 2012 are calculated as follows:

	Year Ended March 31, 2012	Nine Months Ended December 31, 2012
Armada shares outstanding to existing Armada stockholders	10,126,921	20,564,914
Shares to be issued to existing Mesa stockholders	33,732,191	33,732,191
Potential dilutive shares to be issued to existing Mesa stockholders	2,564,386	-

Total estimated shares of Armada outstanding	46,423,498	54,297,105

NOTE 3. PRO FORMA EARNINGS PER SHARE

Pro forma net earnings per common share is determined by dividing the pro forma net income by the weighted average number of common shares expected to be outstanding. All shares related to the Acquisition were assumed to have been outstanding since beginning of each respective period presented. For the year ended December 31, 2011 and March 31, 2012 for Mesa and Armada, respectively, the calculation of fully diluted weighted average shares outstanding excludes 14,000 options and 6,214,785 warrants exercisable into a total of 6,228,785 shares of Armada common stock at prices ranging from $1.25 to $4.15 per share, all of which are out of the money as of and for the twelve months ended March 31, 2012.

NOTE 4. SUPPLEMENTAL PRO FORMA COMBINED OIL AND GAS RESERVE AND STANDARD MEASURE INFORMATION (UNAUDITED)

The following unaudited supplemental pro forma oil and natural gas reserve tables present how the combined oil and natural gas reserves and standardized measure information of Armada and Mesa may have appeared had the Acquisition occurred on January 1, 2011. The Supplemental Pro Forma Combined Oil and Gas Reserves and Standardized Measure Information are for illustrative purposes only.

All of the reserves are located in the United States. Reserve estimates are based on the following:

(a) For Mesa Historical Results: as reported in its Annual Report on Form 10-K for the year ended December 31, 2011, based upon a reserve report prepared by the independent petroleum engineers of Collarini Associates and Chadwick Energy Consulting, Inc. as of January 1, 2012, and December 31, 2011, respectively;

(b) For Armada Historical Results: using the reserve report prepared as of August 1, 2011 prepared by the independent petroleum engineers of W.D. Von Gonten & Co., Armada mathematically “rolled forward” reserve values to December 31, 2011, using actual sales volumes, prices, severance and production taxes, and lease operating expenses realized for each month between August 1, 2011 (the date acquired) and December 31, 2011 (the “Rollforward Data”). The sources of the Rollforward Data are revenue and lease operating data for the relevant periods. This roll forward of reserve volumes, revenues, taxes, and lease operating expenses for August 2011 through December 2011 was calculated by subtracting the Rollforward Data for August 2011 through December 2011 from the volumes and values reported in the reserve report as of August 1, 2011.

Numerous uncertainties are inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the amount and timing of development expenditures, including many factors beyond the property owner’s control. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree subjective, the quantities of oil and gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and gas sales prices may each differ from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. The Standardized Measure shown below represents estimates only and should not be construed as the current market value of the estimated oil and gas reserves reported below.

The following unaudited supplemental pro forma oil and natural gas reserve tables present how the combined oil and gas reserve and standardized measure information of Armada and Mesa may have appeared had the Acquisition occurred on January 1, 2011. The Supplemental Pro Forma Combined Oil and Gas Reserve and Standardized Measure Information are for illustrative purposes only.

Estimated Pro Forma Combined Quantities of Proved Reserves

	Mesa Historical		Armada Historical		Total Pro Forma
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved reserves:
As of December 31, 2010	—	122,986	—	—	—	122,986
Revisions of previous estimates	88,194	638,245	—	—	88,194	638,245
Purchases of minerals in place	2,164,481	7,450,645	5,321	—	2,169,802	7,450,645
Production	(52,375)	(278,579)	(433)	—	(52,808)	(278,579)
As of December 31, 2011	2,200,300	7,933,297	4,888	—	2,205,188	7,933,297

Proved developed reserves:
As of December 31, 2010	—	122,986	—	—	—	122,986
As of December 31, 2011	599,300	3,509,297	4,888	—	604,188	3,509,297

Proved undeveloped reserves:
As of December 31, 2010	—	—	—	—	—	—
As of December 31, 2011	1,601,000	4,424,000	—	—	1,601,000	4,424,000

Pro Forma Combined Standardized Measure of Discounted Future Net Cash Flows

	Year Ended December 31, 2011
	Mesa Historical	Armada Historical	Pro Forma Adjustments	Pro Forma
Future net cash flow	$271,969,719	$486,836	$—	$272,456,555
Future production cost	(56,852,360)	(338,732)	—	(57,191,092)
Future development cost	(55,894,900)	—	—	(55,894,900)
Future income tax	(50,133,525)	—	—	(50,133,525)
Undiscounted future net cash flow	109,088,934	148,104	—	109,237,038
10% annual discount for timing of cash flow	(35,332,097)	(37,124)	—	(35,369,221)
Standardized measure of discounted future net cash flow relating to proved oil and gas reserves	$73,756,837	$110,980	$—	$73,867,817

Pro Forma Combined Changes in the Standardized Measure of Discounted Future Net Cash Flows

	Year Ended December 31, 2011
	Mesa Historical	Armada Historical	Pro Forma Adjustments	Pro Forma
Standardized measure at December 31, 2010	$149,356	$—	$—	$149,356
Sales of oil and gas produced, net of production costs	(4,111,116)	(38,807)	—	(4,149,923)
Net changes in sales price, net of production costs	7,408,760	—	—	7,408,760
Purchases of reserves in place	95,845,954	126,848	—	95,972,802
Net changes in future development costs	605,951	—	—	605,951
Development costs incurred during the year that reduced future development costs	606,053	—	—	606,053
Revisions of previous quantity estimates	4,598,979	—	—	4,598,979
Other	(530,639)	10,254	—	(520,385)
Accretion of discount	2,407,731	12,685	—	2,420,416
Change in income tax expense	(33,224,192)	—	—	(33,224,192)
Standardized measure at December 31, 2011	$73,756,837	$110,980	$—	$73,867,817

Pro Forma Combined Capital Costs

Pro Forma Combined capitalized costs and accumulated depletion relating to the Company’s oil and gas producing activities as of December 31, 2011 are summarized below:

	Mesa Historical	Armada Historical	Pro Forma Adjustments	Pro Forma Combined

Unproved properties not being amortized	$1,145,983	$1,943,000	$—	$3,088,983
Proved properties being amortized	7,940,237	163,454	—	8,103,691
Accumulated depreciation, depletion and impairment	(2,359,193)	—	—	(2,359,193)
Net capitalized costs	$6,727,027	$2,106,454	$—	$8,833,481

Pro Forma Combined Acquisition, Exploration and Development Costs Incurred

Pro forma combined costs incurred in oil and gas property acquisition, exploration and development activities for the years ended December 31, 2011 are summarized below:

	Mesa Historical	Armada Historical	Pro Forma Adjustments	Pro Forma Combined

Proved acreage	$7,334,184	$128,500	$—	$7,462,684
Unproved acreage	—	1,943,000	—	1,943,000
Development costs	606,053	34,954	—	606,053
Exploration expense	129,478	—	—	164,432
Total	$8,069,715	$2,106,454	$—	$10,176,169